UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING ð

(Check One): __Form 10-K      Form 20-F __Form 11-K _X_Form 10-Q
__Form N-SAR

For Period Ended: April, 30 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: January 31, 2007

PART I -- REGISTRANT INFORMATION
_Edgetech Services, Inc.________ Full Name of Registrant
Former Name if Applicable
233 Wilshire Blvd, Suite 400, Address of Principal Executive Office (Street and Number)
Santa Monica, CA 90401 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Due to the change in the auditor of the Company during the January 31, 2007 quarter, the Registrant will not file the 10Q filing on the due date. The Registrant expects that the 10Q filing will be complete and filed on or before the amended due date of March 22, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam Radly (Name)	310 (Area Code)	857-6666 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). _X_ Yes __No _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Edgetech Services Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  03/19/07

 By   /s/ Adam Radly, CEO

                                                                        Adam Radly, CEO